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                                   EXHIBIT 2A

                               MEI HOLDINGS, L.P.
                            4200 TEXAS COMMERCE TOWER
                               DALLAS, TEXAS 75201

                                  July 23, 1996

Mountasia Entertainment International, Inc.
5895 Windward Parkway
Suite 220
Alpharetta, Georgia  30202-4128
Attention:  Chief Executive Officer

Ladies and Gentlemen:

                  In accordance with Section 8.8 of the Investment Agreement, dated June 5, 1996 (the "Investment Agreement"), between Mountasia Entertainment International, Inc. (the "Company") and MEI Holdings, L.P. ("Purchaser"), the Company and Purchaser hereby agree that the Investment Agreement and certain Exhibits referred to therein will be amended as provided below:

                  1. INCREASE IN SHARES TO BE PURCHASED AND SOLD AT THE CLOSING:
The number of Shares to be purchased and sold at the Closing will equal 45.45% of the Closing Outstanding Shares with the result that the total number of Shares purchasable at the Closing would be 11,428,571 if the total number of shares of Common Stock outstanding immediately prior to the Closing (the "Pre-Investment Number of Shares") is 13,714,498.

                  2. COMPANY CALL OPTION; PURCHASER OPTION: If the Closing occurs, for up to three years following the Closing Date, Purchaser will be obligated to invest upon the call of the Company (the "$20 Million Call Right") up to an additional $20.0 million, less the amount invested under Purchaser's $20 Million Option (defined below), to fund equity required for new acquisitions or other income-producing capital investments approved by the Board of Directors of the Company. The purchase price for any such investment (the "Per Share Option Price") will be $3.50 per share, subject to adjustment in the event that the Pre-Investment Number of Shares is other than 13,714,498. Shares purchasable upon exercise of the Company's $20 Million Call Right will be Common Stock if shareholder approval therefor is obtained as hereafter provided or otherwise. If such shareholder approval is not obtained, the equity purchasable by the Purchaser upon exercise of the Company's $20 Million Call Right or the Purchaser's $20 Million Option will be preferred stock ("Series F Preferred") having terms that make it substantially equivalent to Common Stock, except that such Series F Preferred (i) will be non-voting other than in certain limited circumstances provided by law and (ii) will be convertible on a one-share-for-one-share basis into Common Stock if either (a) shareholder approval is obtained as aforesaid or (b) the Series F Preferred is beneficially owned by a person, entity or "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, other than Purchaser or any of its Affiliates (so


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long as the transfer by the Purchaser or any of its Affiliates to any such person, entity or group, either alone or with any other substantially contemporaneous transactions, does not constitute a change in control not approved by the Company's Board of Directors). Notwithstanding the foregoing, the Per Share Option Price will be reduced by 15% in connection with the issuance of any Series F Preferred. For five years after the Closing Date, the Purchaser will have the right to invest in the Company up to $20 million (less any amount invested pursuant to the Company's $20 Million Call Right) to purchase Common Stock (or, if applicable, Series F Preferred) at the Per Share Option Price or, if shares of Series F Preferred are issuable upon exercise as provided above, 85% of the Per Share Option Price (the "Purchaser's $20 Million Option"), provided, however, that if Purchaser exercises Purchaser's $20 Million Option within 180 calendar days of the Closing and shareholder approval as contemplated herein is obtained within 180 calendar days after the Closing, the Purchaser will pay to the Company such additional amount as it would have paid had such shareholder approval been obtained before such exercise. The Company will use its best efforts to secure shareholder approval of the issuance of Common Stock pursuant to the Company's $20 Million Call Right or the Purchaser's $20 Million Option, as well as approval or ratification of the other transactions contemplated by the Investment Agreement and related documents, as promptly as practicable and in any event within 180 calendar days after the Closing Date. The Board of Directors of the Company has resolved to recommend that shareholders of the Company give such approval.

                  3. THE WARRANT: The Warrant is hereby amended to provide that, if the Closing occurs, the Purchaser or its designee will be entitled to an additional 0.8333 shares of Common Stock for each share of Common Stock issued upon conversion ("Conversion Shares") of any outstanding 9.0%, 9.1% or 10% debentures or Series D Preferred Stock (the "Outstanding Converts") outstanding as of immediately prior to the Closing (subject to adjustment to up to 1.25 shares of Common Stock for each Conversion Share so issued in the event of exercise of the Company's $20 Million Call Option or the Purchaser's $20 Million Option, which adjustment will be reduced proportionately upon any partial exercise of the Company's $20 Million Call Right or Purchaser's $20 Million Option), without regard to the conversion price thereunder. The existing dilution-protection provisions of the Warrant will apply to all other issuances of Common Stock pursuant to the exercise or conversion of any other Subject Securities (as defined in the Warrant).

                  4. CERTAIN CLOSING MATTERS: The Closing will occur on August 6, 1996 or such other date on or prior to the Outside Date (which is hereby amended to be August 30, 1996) to which the parties may mutually agree. Annex 5.2(k), which sets forth certain Closing conditions, is hereby amended to read in its entirety as set forth in Annex 5.2(k) attached hereto. Sections 5.2(m), 5.2(o) and 5.2(q) of the Investment Agreement are hereby deleted.

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                  5. CERTAIN ADJUSTMENTS: The parties acknowledge that the
Purchaser made the assumptions as to the matters set forth in Annex 5 hereto in connection with its evaluation of its proposed investment in the Company. If any of the events set forth in Annex 5 occurs or fails to occur and such occurrence or failure results in an adverse variance from such assumptions, the Company acknowledges that the Purchaser will be entitled to the issuance of additional shares of Common Stock under the Warrant (or, if such issuance would cause the Purchaser to own a majority of the Common Stock and shareholder approval of such issuance is not obtained as herein contemplated or otherwise, Series F Preferred) in an amount necessary to avoid the economically dilutive effects thereof on the total enterprise value of the Company and the Purchaser's equity interest therein (giving effect, if applicable, to any antidilution adjustments under any securities of the Company other than the Series F Preferred and the Warrant). Accordingly, in any such event, the parties will negotiate in good faith and agree upon the number of additional shares of Common Stock (or Series F Preferred in the circumstances provided above) to be issued to the Purchaser (without any additional consideration therefor) or, absent such agreement, the matter will be referred to an independent third party for final determination.

                  6. STANDSTILL AGREEMENT: The Standstill Agreement is amended to permit the transactions described above and to provide for the termination thereof in the event that the Purchaser owns a majority of the Total Voting Power (as defined in the Standstill Agreement) as a result of transactions contemplated by the Investment Agreement or the Warrants or as otherwise permitted by the Standstill Agreement.

                  7.       CERTAIN ADDITIONAL REPRESENTATIONS AND WARRANTIES:
The Company hereby represents and warrants to the Purchaser
(which representations and warranties are incorporated into Article II of the Investment Agreement) as follows:

                           (a)      The financial advisory agreement between the
Company and Allen & Co. and warrants and other rights previously held by Allen & Co. have been terminated without any cost to, or liability or obligation of, the Company.

                           (b)      The Company has entered into a binding
contract to purchase the land used in connection with the Company's Puente Hills, California FEC on terms previously disclosed to the Purchaser.

                           (c)      The Company has, or prior to the Closing
will have, completed the NEF acquisition. Except for the warrants issued to the partners of NEF or their Affiliates, which the Company will use its best efforts to have cancelled prior to the Closing, the total consideration to be paid by the Company in the NEF acquisition is the issuance of the 9.1% debentures in an amount not to exceed $11,422,422. The Brass Ring II acquisition has been, or prior to the Closing will be, completed; the total consideration paid or payable by the Company therein is

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$1.5 million (which has already been paid) plus 325,000 shares of Common Stock, all of which shares will be issued prior to the Closing.

                           (d)      Scott and Julie Demerau have irrevocably
undertaken to vote or cause to be voted all shares of Common Stock beneficially owned by them or either of them in favor of shareholder approval of the matters referred to in Paragraph 2 hereof.

                           (e)      This amendment has been authorized by the
Board of Directors of the Company and constitutes the valid and binding obligation of the Company.

                  8. CERTAIN ADDITIONAL COVENANTS: The Company will make such filings with the Securities and Exchange Commission, or make amendments to existing filings, as the Purchaser may reasonably request as promptly as practicable and in any event by not later than 45 calendar days after the Closing Date. Without limiting the generality or effect of any other provision of the Investment Agreement, the parties hereby agree that all claims brought by Durham Capital Corporation or any affiliate, associate or other party in respect of any matter referred to in the Durham Capital Corporation lawsuit filed on or about June 26, 1996 are covered by the indemnification provisions of Section
4.12 of the Investment Agreement. In the event that the Company receives notice that any of the Outstanding Converts is to be converted, the Purchaser will have the right to acquire the Outstanding Converts to be converted for the redemption price therefor if the Company has a cash redemption option, or if the Purchaser or any of its Affiliates otherwise purchases any Outstanding Converts, without further action the Company will be deemed to have waived the redemption rights relating to the Outstanding Converts so purchased. If shareholder approval as contemplated herein is not obtained, the Outstanding Converts will be deemed to be convertible into Series F Preferred unless and until such approval is obtained.

                  9. MISCELLANEOUS: This amendment is effective as of the date first written above, provided, however, that (i) without limiting the generality or effect of any other provision hereof, the parties' obligations hereunder are subject to the Company's receipt of a confirmatory fairness opinion (which the Company hereby agrees to use its best efforts to obtain from Furman Selz, Incorporated or another investment banking firm as promptly as practicable) and
(ii) if such opinion is not obtained on or prior to July 26, 1996, at the election of the Purchaser, upon notice from the Purchaser to the Company at any time after July 26, 1996 and prior to the Closing Date, this letter agreement will be void and the Investment Agreement will continue unaffected hereby except that (a) the July 22, 1996 date specified in Section 5.2(o) will be deemed without further action to have been extended to August 13, 1996, (b) the Outside Date will be deemed without further action to have been extended to September 15, 1996, and (c) if the Company elects to satisfy its obligations to make reimbursement payments provided for in Section 8.1 of the

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Investment Agreement by issuing shares of Common Stock, in lieu of cash, the value of such shares for this purpose will be $2.00 per share, provided, however, that nothing herein will affect Purchaser's rights under the proviso to the last sentence of Section 8.1. Except as amended hereby, the Investment Agreement will remain in full force and effect in accordance with its terms as of the date hereof. Terms used herein which are defined in the Investment Agreement are used as so defined when used herein with initial capital letters, except that the term "Agreement" therein means the Investment Agreement. The parties agree to negotiate and execute such formal modifications to the Investment Agreement and Exhibits referred to herein as may be necessary to give effect to the matters referred to herein as promptly as practicable and in any event by July 29, 1996.

                                                 Very truly yours,

                                                 MEI HOLDINGS, L.P.

                                                 By: MEI GenPar, L.P., its
                                                        general partner
                                                 By: HH GenPar Partners, its
                                                        general partner and co-
                                                        manager
                                                 By: Hampstead Associates, Inc.,
                                                        its general partner and
                                                        co-manager


                                                 By:
                                                    ----------------------------
                                                    Daniel A. Decker,
                                                    Executive Vice President

Accepted and Agreed to:

MOUNTASIA ENTERTAINMENT
  INTERNATIONAL, INC.


By:---------------------------
    Name:---------------------
    Title:--------------------


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                                 ANNEX 5.2(K) --
                      ADDITIONAL ACTIONS TO BE TAKEN BY THE
             COMPANY AS A CONDITION TO PURCHASER CLOSING OBLIGATIONS

                  1. Close the NEF acquisition pursuant to the existing contracts therefor but renegotiate such contracts to provide for (a) the terms of the convertible securities issuable in connection therewith to be modified as contemplated by Paragraph 7 of this Annex 5.2(k). Use its best efforts to acquire and cancel all warrants issued to the partners of NEF or their Affiliates.

                  2. With respect to any employment agreements and stock options that provide rights or payments to employees or optionees, as the case may be, that are triggered by a change of control of the Company (including the employment agreements of Scott Demerau, Julia Demerau, Betty Henderson and Gregory Waters), obtain amendments thereof such that any investments or transactions by the Purchaser or any Affiliate or Associate of the Purchaser in the Company or in securities of the Company (including pursuant to the Investment Agreement) do not, alone or with other investments or transactions, constitute a change of control.

                  3. Terminate, without any cost to the Company not disclosed on
         Schedule 2.16 to the Investment Agreement or approved by the Purchaser, the financial advisory agreements with Furman Selz, Incorporated (other than in connection with the transactions contemplated by the Investment Agreement) and obtain cancellation of all warrants issued to Furman Selz.

                  4. Complete the acquisition of all of the Company's obligations under, and terminate and reacquire the rights (the "Domestic IP Rights") sold, granted or licensed by the Company under, the Amended and Restated U.S. Strategic Alliance Agreement with M.M.E. Entertainment Center, Inc. and all related agreements (including the Management Agreement, License Agreement and Construction Management Agreement) for not more than $2.1 million, with the notes receivable from Judy Demerau and M.M.E. being paid simultaneously with the closing of such transaction.

                  5. Execute and deliver Indemnity Agreements with the Purchaser's director designees in the forms previously agreed to by legal counsel for the Company and the Purchaser.

                  6. Execute and deliver a Service Agreement with The Hampstead Group, L.L.C. in the form previously agreed to by legal counsel for the Company and the Purchaser.

                  7. Obtain amendments or other assurances from the holders of the Company's subordinated indebtedness
         (including the subordinated indebtedness to be issued in connection with the NEF acquisition ) (the "Subordinated

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         Debt") (a) as to the matters set forth in Exhibit A hereto, and (b)
         that all prior defaults are waived or cured. Satisfy all obligations payable to the holders of Subordinated Debt between the date hereof and the Closing Date by issuing shares of Common Stock.

                  8. Consummate the proposed credit facility from Foothill Capital Corporation on terms satisfactory to Purchaser, the net proceeds of which will be used to refinance borrowings outstanding as of the Closing under the Interim Financing Facility Commitment so that not more than $13 million of such borrowings will be outstanding immediately prior to the Closing (such amount to be used to pay a portion of the $40 million Purchase Price).

                  9. All liabilities and obligations under the Young World debt will be paid or discharged prior to or at the Closing.

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                                    EXHIBIT A

                  CHANGES TO THE COMPANY CONVERTIBLE SECURITIES




SECURITY:                                             CHANGES:
- ---------                                             --------

NEW 10%           1.    Use best efforts to improve subordination provisions per
DEBENTURES              the form previously furnished by Purchaser to the
(7/10/96)               Company, including, without limitation, confirmation of
                        the Company's ability to incur senior subdebt.

9.1% DEBENTURES   1.    Extend maturity to at least 2002.
NOT YET ISSUED    2.    Allow all payments other than interest payments to be
                        made in Common Stock at any time at the Company's option, including prepayments (at par) of all or part of the debentures and payments following a redemption or acceleration.
                  3.    Amend payment of interest in advance to provide for
                        payment of interest in arrears.
                  4.    Modify registration requirements to give Purchaser
                        step-in-front rights and to reasonably reduce the registration requirements.
                  5.    Reduce or eliminate events of default, including
                        elimination of cross-default provisions.
                  6.    Eliminate voting rights upon non-monetary default.
                  7.    Improve subordination provisions per the form
                        previously furnished by Purchaser to the Company for the new 10% debentures, including, without limitation, confirmation of the Company's ability to incur senior subdebt.
                  8.    Eliminate conversion/purchase requirement upon change in
                        control, Nasdaq delisting and change in status of current CEO.
                  9.    Modify warrants previously issued to NEF partners
                        or their affiliates to reduce registration requirements and to give Purchaser step-in-front rights (if the Company is unable, despite its best efforts, to obtain the cancellation of such warrants).

9% DEBENTURES     1.    Allow all payments other than interest payments to be
(11/15/94)              made in Common Stock at any time at the Company's
                        option, including prepayments (at par) of all or part of
                        the debentures and payments following a redemption or
                        acceleration.
(REG S)           2.    Eliminate registration rights.
                  3.    Use best efforts to improve subordination
                        provisions per the form previously furnished by Purchaser to the Company for the new 10% debentures, including, without limitation, confirmation of the Company's ability to incur senior subdebt.
                  4.    Use best efforts to eliminate or reduce covenants and
                        negative covenants.
                  5.    Use best efforts to eliminate or reduce events of
                        default, including elimination of
                        cross-default provisions.
                  6.    Use best efforts to obtain termination of Commonwealth's
                        rights regarding the election of directors.
                  7.    If so desired by the Company, modify debentures to
                        provide for the immediate conversion of $1 million at market.


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                                   ANNEX 5 --
                         CERTAIN POTENTIAL TRANSACTIONS
                         ------------------------------

                  The Purchaser has made the following assumptions in connection with its evaluation of its proposed investment in the Company:

                  1. WORLDWIDE DEVELOPMENT RIGHTS: An important part of Purchaser's evaluation of the Company was the assumption that the Company had worldwide development rights for its concepts except as specifically set forth in Annex 5.2(o)#5. Accordingly, there are no restrictions on the ability of the Company to develop any of its concepts worldwide, including without limitation as a result of any actual or alleged agreement with Jack Lowe, Ron Potts, Fantasy Fun and/or any of their Affiliates, except as specifically disclosed in Schedule 5.2(o)#5 to the Investment Agreement.

                  2. DALLAS LAND: The Company will acquire the land used in connection with its Dallas, Texas Malibu Grand Prix facility for not more than the amount assumed in Purchaser's valuation analysis previously disclosed to the Company and will close the Puente Hills, California land acquisition pursuant to the existing contract therefor.

                  3. CERTAIN CONTINGENT LIABILITIES: The $1.5 million reserve for environmental matters, legal matters, regulatory matters (including without limitation all such matters relating to the Charlotte land other than the obligation to pay the purchase price), litigation and all other contingent liabilities (including without limitation any partner-related claims) covers all expenses or liabilities of the Company and its subsidiaries for such matters.

                  4. WILLOWBROOK: The total purchase price (cash plus assumed liabilities) for the Company's acquisition of Willowbrook will not exceed $6.9 million, and the cash amount thereof will not exceed $5,001,433, provided, however, that no adjustment will be made in respect of any such expenditure approved by the Board of Directors of the Company at such time as a majority of the members thereof are designees of the Purchaser unless such expenditure was pursuant to an obligation of the Company or any subsidiary of the Company prior to the time at which such designees constituted a majority of the members of the Company's Board of Directors.

                  5. OTHER ACQUISITIONS: The Company's total expenditures for any acquisitions of partnership interests in, or the assets of, Mountasia of Santa Clarita, L.P. and F.F.C. of Columbus Limited Partnership will not exceed an amount determined consistent with valuation parameters used by the Purchaser in making its investment in the Company, and in all events the Company will receive fair value for any payments made with respect to debt relating to the Columbus FEC (or any guarantees thereof), provided, however, that no adjustment will be made in respect of any such expenditure approved by the Board of Directors of the Company at such time as a majority of the members thereof are designees of the Purchaser unless such expenditure was pursuant to an obligation of the Company or any subsidiary of the Company prior to the time at which such designees constituted a majority of the members of the Company's Board of Directors.

                  6. SUB DEBT: The modifications contemplated by Exhibit A to Annex 5.2(k) shall have been obtained by the Closing. Any economic adjustments shall be calculated as if the Company had converted all of the outstanding 10%, 9% and 9.1% debentures on or before January 1, 1997.

                  7. OTHER: The conditions set forth in Section 5.2 shall have been satisfied, the Company's representations and warranties in the Investment Agreement shall be true and correct as of the Closing as if made anew as of the Closing and the Company shall have complied with all covenants required to be complied with by the Company prior to the Closing (with the result that if the Purchaser waives any failure to satisfy any closing condition or breach for purposes of the Closing, that will not constitute a waiver for purposes of Paragraph 5 of the accompanying letter agreement unless expressly agreed to by the Purchaser).

                  8. DEFERRED MAINTENANCE: Deferred maintenance expenses (excluding deferred maintenance in respect of facilities which are currently planned to be sold or as to which the Company does not plan to renew its leases, unless the Company or any subsidiary of the Company is legally obligated to complete such deferred maintenance) to complete required renovations (as determined by Purchaser's structural engineering firm) do not exceed $7.5 million. (The parties will discuss in good faith any adjustment which may be appropriate in respect of deferred maintenance and agree upon an adjustment, if any, contemplated hereby prior to the Closing.)